SIMPSON THACHER & BARTLETT LLP

GAIKOKUHO JIMU BENGOSHI JIMUSHO

ARK MORI BUILDING – 37TH FLOOR

12-32, AKASAKA 1-CHOME

MINATO-KU, TOKYO 107-6037, JAPAN

81-3-5562-6200

TELECOPIER: 81-3-5562-6202	E-MAIL ADDRESS
tsaito@stblaw.com

October 27, 2011

BY EDGAR

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C., 20549-5546

U.S.A.

Re:	SEC Comment Letter dated September 30, 2011 to Mizuho Financial Group, Inc.

Dear Ms. Hayes:

We are writing this letter on behalf of our client Mizuho Financial Group, Inc. (“Mizuho,” which term shall also include its consolidated subsidiaries, as the context may require), in response to your letter, dated September 30, 2011, addressed to Mr. Yasuhiro Sato, as Chief Executive Officer of Mizuho, requesting information regarding Mizuho’s annual report on Form 20-F for the fiscal year ended March 31, 2011 (the “Form 20-F”).

Mizuho has instructed us to respond to your inquiries as set forth below in this letter. Each response follows the text of the paragraph of your letter to which it relates.

Form 20-F for the fiscal year ended March 31, 2011

Item 3. Key Information, page 5

Downgrades in our credit ratings could have negative effects…, page 13

1.	We note that on August 23, 2011 Moody’s Investors Service downgraded two of your banking units to Al and indicated that they remain on review for further possible downgrade. Please quantify for us the effect, if any, the downgrade had on your borrowing costs and your collateral obligations under derivative contracts. Please also quantify in future filings the likely effect a further one and two notch downgrade would have on your borrowing costs and your collateral obligations.

Ms. Suzanne Hayes

Assistant Director

October 27, 2011

Response

The downgrades of Mizuho’s banking subsidiaries that took place on August 23, 2011 were prompted by the downgrade of Japanese government bonds. Mizuho has not observed any adverse effects on its funding costs or collateral obligations under derivative contracts caused by these downgrades.

It is possible that a further downgrade in Mizuho’s credit ratings could have adverse effects such as increased funding costs and enhanced collateral requirements in market-related transactions. However, Mizuho believes that there are too many other factors involved, such as the external environment and the timing and scale of the related financing, for a meaningful quantification of the impact of credit rating downgrades, whether in terms of an analysis of the effects of past downgrades or estimation of the effects of future downgrades. Therefore, Mizuho respectfully does not believe it would be feasible to include such quantification in future filings.

Transactions with counterparties in Iran and other countries…, page 16.

2.	You state that you engage in transactions related to Cuba, Iran, Sudan, and Syria, which are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated business activities related to, or contacts with, Cuba, Iran, Sudan, and Syria, whether through subsidiaries, affiliates, or other direct or indirect arrangements, since your letter to us dated April 4, 2008. Your response should describe any business contacts you have had with the governments of the referenced countries or entities affiliated with, or controlled by, those governments since that letter. Identify any state-owned entities that have received financing from, or arranged by, you, and the uses made of the funds received.

Response

According to Mizuho, since March 31, 2008, it has greatly reduced the amount of its transactions related to countries designated as state sponsors of terrorism. Currently, as described in the Form 20-F, such transactions are limited to trade finance and the maintenance of correspondent banking accounts. A very insignificant amount of extensions of credit also exists. The balance of trade finance transactions related to such countries as of March 31, 2011 was approximately 90% less than that as of March 31, 2008.

Similarly, the balance of extensions of credit decreased by approximately 95%, and Mizuho made no new extensions of credit to state-owned entities during this period. The total balance of correspondent banking accounts for and with banks in these countries also decreased by approximately 85% over the same period. Furthermore, Mizuho does not believe it has had any business contacts with persons affiliated with the governments of countries designated as state sponsors of terrorism since the April 2008 letter that were conducted for the purpose of entering into new extension of credit transactions or to increase the amount of transactions related to such countries. As mentioned in response to comment 4 below, Mizuho actively monitors transactions with SDNs related to U.S.-designated state sponsors of terrorism and does not anticipate any increase in the amount of such transactions. Furthermore, Mizuho currently has no business initiatives to expand business related to any country designated as state sponsors of terrorism.

Ms. Suzanne Hayes

Assistant Director

October 27, 2011

3.	You represented in your letter to us dated April 4, 2008 that in future filings you would disclose that you provide extensions of credit to, and maintain correspondent banking accounts for and with, a number of banks in terrorism-sponsoring countries that the U.S Treasury Department’s Office of Foreign Assets Control identifies as “specially designated nationals” or that the Treasury Department designates as financial institutions of primary money laundering concern under Section 311 of the USA PATRIOT Act of 2001. Please explain to us why you have not provided such disclosure in your risk factor. Identify for us any persons with whom you have had business contacts in terrorism-sponsoring countries that are designated as SDNs or financial institutions of primary money laundering concern.

Response

According to Mizuho, as of March 31, 2009, there were no outstanding transactions with banks that the Treasury Department designates as financial institutions of primary money laundering concern. Because Mizuho is not aware of any such transactions entered into since such date, Mizuho has not referred to them in its annual report filings. Regarding transactions with banks identified as SDNs, the balance of correspondent accounts for and with such banks has declined to a level that is clearly immaterial (see response to comment 5 below for approximate amount), and Mizuho decided not to disclose such transactions in its Form 20-F. Business contacts in countries designated as state sponsors of terrorism are generally limited to strictly routine contacts with low-level personnel related to the management of the correspondent accounts.

4.	You state that you maintain policies and procedures to comply with U.S. laws and regulations related to contacts with U.S.-designated state sponsors of terrorism, including the U.S. Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010. Please describe for us the policies and procedures that you have implemented, including those addressing Section 104(c) of CISADA and the corresponding Iranian Financial Sanctions Regulations.

Response

Mizuho actively monitors transactions with SDNs related to U.S.-designated state sponsors of terrorism, including pursuant to policies and procedures specifically designed to address Section 104(c) of CISADA and the corresponding Iranian Financial Sanctions Regulations, that generally do not permit its business units to enter into new transactions therewith. Furthermore, Mizuho maintains policies and procedures to comply with the corresponding legal requirements under Japanese foreign exchange law, which includes, for example, the freezing of terrorist-related assets.

Ms. Suzanne Hayes

Assistant Director

October 27, 2011

5.	Please tell us the approximate dollar amounts of your revenues, assets, and liabilities associated with each of Cuba, Iran, Sudan, and Syria for the last three fiscal years and the subsequent interim period.

Response

According to Mizuho, as of March 31, 2009, the balance of trade finance transactions related to U.S.-designated state sponsors of terrorism was approximately US$80 million. The amount has since been steadily decreasing, and as of March 31, 2011 was approximately 80% less than the 2009 amount with correspondingly insignificant revenues. Similarly, as of March 31, 2009, the balance of extensions of credit related to state sponsors of terrorism, and the total balance of correspondent banking accounts for and with financial institutions in such countries, were approximately US$10 million and US$40 million, respectively, with correspondingly insignificant revenues. Since then, the balances of such transactions have been declining steadily, and by March 31, 2011 were reduced by approximately 60% and 85%, respectively, compared to the 2009 amounts. Based on Mizuho’s current operation of its business, Mizuho does not expect any of the above amounts to have increased significantly since March 31, 2011.

Item 4. Information on the Company, page 19

Supervision and Regulation, page 33

United States, page 39

6.	We note your brief discussion of the U.S. Dodd-Frank Act on page 40. Please expand your disclosure in future filings to explain in further detail how the U.S. Dodd-Frank Act is expected to affect your business operations and provide quantitative information in future filings to the extent reasonably known.

Response

While Mizuho believes that it is possible that the Dodd-Frank Act will have some impact on its business operations, it is unable to assess the specific impact at this time as the detailed rules related to many of the various regulations to be promulgated based on the Dodd-Frank Act are not yet apparent. As such rules become available, Mizuho will be able to assess their impact and will make appropriate disclosure in future filings to the extent such impact is material.

Ms. Suzanne Hayes

Assistant Director

October 27, 2011

Item 5. Operating and Financial Review and Prospects, page 44

Business Trends, page 53

Provision (credit) for loan losses, page 54

7.	We note that the provision for loan losses decreased by ¥221 billion from the previous fiscal year to less than ¥1 billion for the fiscal year ended March 31, 2011. You disclose here that the decrease in provision for loan losses was mainly due to upgrades in the obligor categories of some borrowers and “other factors”, as a result of your appropriate credit management while responding to customers’ financing needs. Given the consistent decline in the economic environment and the recent natural disasters occurring in Japan, please revise your future filings to discuss the specific facts and circumstances that led you to upgrade the obligor categories of certain borrowers. Please disclose the nature of and quantify the respective impact of the “other factors” you refer to here that also contributed to the decrease in the provision for loan losses.

Response

While the economic environment in Japan has generally been weak in recent years, particularly in comparison to many other Asian economies, the Japanese economic environment during the fiscal year ended March 31, 2011 improved significantly over the preceding fiscal year when the negative effects of the global economic crisis stemming from the U.S. subprime problems were still significant. For example, as set forth in “Item 5. Operating and Financial Review and Prospects—Overview—Operating Environment” in the Form 20-F, Japan’s real gross domestic product (GDP) on a year-on-year basis grew by 2.3% in the fiscal year ended March 31, 2011 compared to a 2.4% decline in the preceding fiscal year. Similarly, the aggregate ordinary profits of all companies listed on the Tokyo Stock Exchange with a March 31 fiscal year end (excluding financial institutions and newly listed companies) increased from ¥17.1 trillion to ¥26.3 trillion and aggregate net income increased from ¥7.5 trillion to ¥12.0 trillion. Furthermore, as of March 31, 2011, the negative consequences to the economic environment caused by the Great East Japan Earthquake were generally limited to the Tohoku region where Mizuho’s loan activities are relatively limited, as also described in Item 5. The economic environment in foreign economies also improved significantly in the fiscal year ended March 31, 2011, reflecting the general recovery from the effects of the global economic crisis. The upgrades in obligor categories of various borrowers in the fiscal year ended March 31, 2011 reflect these improvements in the domestic and international economic environment and the positive effects that they had on the profitability and credit quality of borrowers in general. Because the facts and circumstances that led to the upgrades are the general improvements in the economic environment, which are described in detail in the above referenced section within Item 5. of the Form 20-F, Mizuho respectfully does not believe that a revision in future filings is required with respect to the trends in Mizuho’s provision for loan losses during the fiscal years ended March 31, 2010 and March 31, 2011.

Mizuho’s use of the words “other factors” can be traced to the usage of corresponding words in the original Japanese language draft used in preparing the Form 20-F. When generally drafting formal business documents in Japanese, the phrase “and other factors” is often used in circumstances where the presence of other factors is likely even though no specific other factor is known. The use of such language generally stems from the desire to be precise, as is the case here, rather than from any desire to obfuscate information. In both past and future filings, Mizuho has not and will not use the phrase “and other factors” when it is aware of a material factor that is not disclosed.

Ms. Suzanne Hayes

Assistant Director

October 27, 2011

The Impact of the Great East Japan Earthquake, page 55

8.	We note your disclosure that as part of your activities to support recovery efforts after the earthquake and tsunami you have been offering loans to individuals and corporations that were directly affected by the disaster under terms more favorable compared to conventional loans. Please quantify in future filings the amount of loans that have been offered under more favorable terms and describe the terms of those loans.

Response

According to Mizuho, it did not include quantitative information and a description of terms related to the loans to individuals and corporations that were directly affected by the Great East Japan Earthquake in the Form 20-F because the total amount of such loans, and their combined actual and potential impact on Mizuho’s results of operations, were clearly immaterial. For example, as of September 30, 2011, the total balance of such loans was approximately ¥4 billion. Therefore, unless there is a significant change in circumstances, Mizuho respectfully does not expect to include further information regarding the loans in future filings.

9.	We note your disclosure that there is uncertainty about the treatment of major debt and equity holders under the compensation scheme for damages related to the nuclear accidents. Please describe in future filings the proposals regarding the treatment of debt and equity holders under the compensation scheme. Please quantify your exposure.

Response

While the bill submitted to the National Diet of Japan regarding the compensation scheme for damages related to the nuclear accidents was enacted into law shortly after the filing of the Form-20F, the law did not include any further information regarding the treatment of major debt and equity holders under the compensation scheme for damages related to the nuclear accidents, and Mizuho is not aware of any other specific material developments regarding such treatment. Mizuho plans to disclose any such developments in future filings as applicable.

As for a quantification of Mizuho’s exposure, please see Exhibit 1 to this response letter.

Ms. Suzanne Hayes

Assistant Director

October 27, 2011

Critical Accounting Estimates, page 56

Allowance for Loan Losses and Allowance for Losses on Off-Balance Sheet Instruments, page 56

10.	You disclose that you measure the value of specifically identified impaired loans based on observable market price or the fair value of collateral if the loan is collateral dependent. Please revise your future filings to discuss the type of collateral that underlies these loans and how you determine the fair value of such collateral. Discuss the extent to which you obtain updated independent appraisals of the collateral to support the values used.

Response

In light of the Commission’s comments, Mizuho will revise its future filings to include disclosure substantially as follows:

“We primarily obtain real estate or securities as collateral for loans. In obtaining the collateral, we evaluate the value of the collateral and its legal enforceability, and we also conduct subsequent re-evaluations at least once a year.

As to collateral of loans that are collateral dependent, in the case of real estate, valuation is generally conducted by an appraising subsidiary which is independent from our loan origination sections using generally accepted valuation techniques such as (i) the replacement cost approach, (ii) the sales comparison approach or (iii) the income approach, although in the case of large real estate collateral, we generally retain third-party appraisers to conduct the valuation. In the case of securities, such securities are typically those of listed companies and are thus valued using observable market prices.”

Balance of allowance for loan losses, page 88

11.	We note that your coverage ratio of the allowance for loans losses to impaired loans decreased significantly during 2011. As of March 31, 2009 and 2010 your allowance for loan losses covered approximately 76% and 80%, respectively, of your impaired loans. However, your allowance for loan losses covered only 55% of impaired loans as of March 31, 2011. Further, your table on page A-10 indicates that your impaired loans have been fairly consistent at year end for the last four years, approximating between ¥1.3 and ¥1.4 trillion. At the same time, your gross total loans increased slightly from March 31, 2010 to March 31, 2011. Please tell us and revise your future filings to bridge the gap between the 16% decline in your allowance compared to the 1.4% increase in loans, the 6% decrease in impaired loans, and the respective decreases in your coverage ratios for impaired loans and gross loans. Specifically explain how you considered the trends in past due loans as well as charge-offs.

Response

According to Mizuho, the gap between the 16.5% decrease in allowance for loan losses compared to the 1.4% increase in the balance of loans in the fiscal year ended March 31, 2011 compared to the preceding fiscal year was due mainly to the “decrease in loans to large borrowers as a result of restructurings” (page 88 of the Form 20-F). A significant constituent element of this was the effect of the loan forgiveness towards a large borrower and its subsidiaries during the fiscal year ended March 31, 2011 in connection with a reorganization under the Corporate Reorganization Act of such borrowers, as mentioned in the explanation of the decrease in impaired loans on page 86 of the Form 20-F. Furthermore, the increase in the balance of loans was attributable to an increase in loans to international and domestic government and public institutions, which are generally highly rated, which was offset by a decrease in loans to borrowers in almost all of the other industry categories (as described on page 84 of the Form 20-F).

Ms. Suzanne Hayes

Assistant Director

October 27, 2011

Regarding the gap between the 16.5% decrease in allowance for loan losses and the 5.8% decrease in the amount of impaired loans, while the decrease in the amount of impaired loans was due in part to factors similar to those that led to the decrease in allowance for loan losses referred to in the paragraph above, the single largest contributing factor to the impaired loan decrease was the effect of the loan forgiveness towards a large borrower and its subsidiaries as mentioned in the previous paragraph and in the explanation of the decrease in impaired loans on page 86 of the Form 20-F. As a result of the loan forgiveness, loans to such obligors were charged off against allowance and contributed significantly to the decrease in the amount of allowance for loan losses and impaired loans.

As for the decrease of 7.1% in the coverage ratio for impaired loans, the decrease can be explained by how the percentage decrease of allowance for loan losses was greater than the percentage decrease in the amount of impaired loans as described in the paragraph above. Regarding the 0.25% decrease in the coverage ratio for gross loans, such decrease was attributable to the decrease in allowance for loan losses as described in the first paragraph of this response to comment 11 while the amount of gross loans showed a slight increase of 1.4%.

Past due are considered when determining obligor ratings, in a timely manner as Mizuho categorizes the ratings of obligors in past due status as watch obligor or below. For the fiscal year ended March 31, 2011, the amount of loans to watch obligors or below decreased. Accordingly, this had a positive impact to credit quality of both the “impaired loans” portfolio and “other loans” portfolio. Meanwhile, the amount of charge-offs also decreased for the fiscal year, reflecting the decreasing trend in the number of bankruptcy cases in Japan. Mizuho notes that, when it determines the reserve ratio, relevant past due information is reflected in probability of default and amount of charge-offs is reflected in loss given default, but current past-due and charge-off data has only a limited effect in the determination of probability of default and loss given default because Mizuho also considers the historical data in such determination.

As set forth above, the various factors behind the gaps between the decrease in allowance for loan losses and the other indices are explained in other parts of Item 5 of the Form 20-F, and Mizuho respectfully believes that a revision to include a further explanation of the gaps would not contribute to a significant enhancement to the readers understanding.

Ms. Suzanne Hayes

Assistant Director

October 27, 2011

12.	You disclose here that the decrease in the allowance for loan losses on impaired loans is due mainly to a decrease in loans to large borrowers as a result of restructurings. Please tell us and revise to explain more clearly what you mean here. Further, in light of the significant impact of loan restructurings on your allowance, revise to discuss your restructuring programs in greater detail. Accordingly, please revise your future filings to address the following:

Response

As set forth in this letter in Mizuho’s response to comment 11, the decrease in allowance for loan losses on impaired loans was due primarily to the loan forgiveness towards a large borrower and its subsidiaries, as noted in detail above, upon which loans to such obligor group were charged off against allowance. Set forth below are Mizuho’s responses to the Commission’s comments a. through g. related to its restructuring programs.

a.	The triggers or factors you review to identify these loans for modification;

Response

The triggers and factors that Mizuho reviews to identify these loans for modification include modifications imposed by law or a court of law and alterations based on agreement with the borrower such as the reduction of the stated interest rate, and forgiveness of debt. Mizuho will disclose such factors in its future filings.

b.	How restructured loans are classified (impaired vs. non-impaired and past-due vs. current) and, if applicable, the triggers for returning a restructured loan to non-impaired status and for returning a loan to current status;

Response

Mizuho considers restructured loans with respect to which concessions that it would not otherwise consider were granted to obligors in financial difficulty as “troubled debt restructurings” (“TDRs”) and treats such loans as impaired loans and designates them under nonaccrual status. Mizuho determines whether restructured loans other than TDRs are impaired loans based on the application of Mizuho’s internal rating system (described in page 85 of the Form 20-F) as it does generally with all other obligors. Mizuho determines whether restructured loans are past due or current by comparing the obligors payments with the modified contract terms. In general, TDRs will return to non-impaired loans when Mizuho determines that the borrower poses no problems regarding current certainty of debt fulfillment, i.e., the borrower qualifies for a rating of D or above based on Mizuho’s internal rating system. Mizuho will disclose the foregoing in its future filings.

Ms. Suzanne Hayes

Assistant Director

October 27, 2011

c.	How you determine whether a restructuring will be classified as a “troubled debt restructuring” under the applicable accounting guidance;

Response

As mentioned in a. above, Mizuho considers restructured loans with respect to which concessions that it would not otherwise consider were granted to obligors in financial difficulty as TDRs. Mizuho considers the relevant obligor to be in financial difficulty when its rating based on the internal rating system is at E2 or below. The types of concessions that Mizuho would not otherwise consider includes reduction of the stated interest rate to under market interest rate levels, postponement of payment of principal and/or interest (other than insignificant extensions), and loan forgiveness (including debt to equity swaps). Mizuho will disclose the foregoing in its future filings.

d.	The amount of restructurings that are troubled debt restructurings versus the amount of restructurings that are not considered to be troubled debt restructurings;

Response

In future filings, Mizuho plans to disclose the amount of restructurings that are troubled debt restructurings and the amount of restructurings that are not troubled debt restructurings.

e.	The amount of charge-offs recorded as a result of restructurings;

Response

In future filings, Mizuho plans to disclose the amount of charge-offs recorded as a result of restructurings.

f.	How restructurings are considered in developing your allowance;

Response

The loans to obligors that Mizuho determined as special attention obligor or below after restructuring are treated as impaired loans. The effect of the restructuring is considered in developing the allowance based on the restructuring’s effect on the estimation of future cash flows of such loans. Mizuho will disclose the foregoing in its future filings.

Ms. Suzanne Hayes

Assistant Director

October 27, 2011

g.	The key features of the modification programs, including a description of the significant terms modified and the typical length of each of the modified terms; and

Response

While Mizuho has basic guidelines covering restructured loans, it does not have any standardized modification programs. Instead, it applies various modifications as is appropriate for the specific circumstances of the obligor in question, including the reduction of the stated interest rate under current market levels, the postponement of payment of principal and/or interest, and loan forgiveness. Mizuho will disclose the foregoing in its future filings.

h.	The success rates of these modification programs and how you considered the likelihood of re-default in developing your allowance.

Response

Because Mizuho does not have standardized modification programs, it does not monitor modification program success rates. It also does not develop specific allowances based on the likelihood of re-default of standardized modification programs.

13.	You disclose on page 88 that the decrease in the allowance for loan losses on other (non-impaired) loans was mainly due to your “appropriate credit management”. Please revise to identify the specific aspects of your credit management that led to your conclusion that less allowance was appropriate, and discuss how these aspects of your credit management were reflected in your credit quality indicators. Discuss the increase in the “Other loans” as identified in your table on page 88, and identify the changes in the credit quality of that portfolio that resulted in a lower allowance at March 31, 2011.

Response

According to Mizuho, “credit management” that is mentioned on page 88 refers to general credit management activities that financial institutions are expected to engage in, such as efforts to provide management consultation to support borrowers’ business initiatives, to increase the quantity and enhance the quality of loan collateral, and to adjust loan balances to an appropriate level, when the borrower’s credit quality is showing a decline. During the fiscal year ended March 31, 2011, such efforts by Mizuho were particularly successful against the backdrop of an improving economic environment as described in this letter in Mizuho’s response to comment 7).

Ms. Suzanne Hayes

Assistant Director

October 27, 2011

“Other loans” in the table on page 88 refers to loans categorized as “normal obligors” and “watch obligors (excluding special attention obligors)” under Mizuho’s internal rating system. Specifically, such obligors are those rated A through E2 (excluding special attention obligors) as set forth in the explanation of Mizuho’s internal rating system on page 85 of the Form 20-F. Compared to the previous fiscal year, loans to “watch obligors (excluding special attention obligors)” decreased in the fiscal year ended March 31, 2011 by approximately ¥1 trillion whereas loans to “normal obligors” increased by approximately ¥2 trillion, resulting in a net increase in “other loans” of ¥910 billion. The credit management activities described above, particularly Mizuho’s management consultation activities, played a significant role in the decrease in “watch obligors (excluding special attention obligors)”, while the increase in “normal obligors” was the driving factor in the overall increase in “other loans” and was mainly attributable to the increase in loans to foreign and domestic government and public institutions which generally have higher credit quality, as described on page 84 of the Form 20-F.

Because the credit management activities that is mentioned on page 88 refers to general credit management activities that a financial institution such as Mizuho is expected to engage in and does not relate to any activity that is specific to Mizuho or to the fiscal year in question, Mizuho respectfully does not believe that the disclosure of the specific aspects of its credit management activities would be particularly meaningful to readers. Also, Mizuho respectfully believes that the factors underlying the increase in “other loans” is sufficiently disclosed elsewhere in the Form 20-F, as described in the preceding paragraph, and that a revision to discuss the increase is not necessary. In future filings, Mizuho will describe any material factors specific to the relevant future period that relate to changes in allowance for loan losses.

Prime Capital, page 100

14.	We note that alongside the regulatory capital requirements supervised by the Financial Services Agency (FSA), you calculate and monitor “prime capital” as an important management indicator. To the extent “prime capital” is not required to be disclosed by FSA or a similar regulatory body, it is considered to be a non-GAAP financial measure under Item 10(e) of Regulation S-K. If you are unable to support why this measure is not a non-GAAP measure under Item 10(e), please expand your disclosures in future filings to clearly label this measure as non-GAAP. Please more clearly discuss how management uses the measure and why it believes this non-GAAP financial measure provides useful information to investors about the company’s capital position.

Response

Mizuho believes that “prime capital” is not a non-GAAP financial measure under Item 10(e) of Regulation S-K because there is no GAAP measure that is directly comparable to “prime capital.” Because the non-GAAP financial measure disclosure rules originated from the concern that certain non-GAAP financial information has the effect of misleading investors by obscuring comparable GAAP results, it is reasonable to conclude that the non-GAAP financial measure disclosure rules do not apply when comparable GAAP results do not exist. This view is supported by section II.A.2.b. of the Commission’s final release related to non-GAAP financial measures disclosure (Release No. 33-8176), where it is stated that “[n]on-GAAP financial measures do not include financial information that does not have the effect of providing numerical measures that are different from the comparable GAAP measure.”

Ms. Suzanne Hayes

Assistant Director

October 27, 2011

Mizuho utilizes the concept of “prime capital” as a subset of “Tier 1 capital”, which is not a GAAP measure but is a financial measure based exclusively on bank capital regulations, as an important management indicator relating to regulatory capital based on its stronger capability to absorb losses in comparison to Tier 1 capital. As such, Tier 1 capital is the directly comparable financial measure to “prime capital”, and there is no other comparable GAAP measure. Therefore, Mizuho believes that “prime capital” is not a non-GAAP financial measure under Item 10(e) of Regulation S-K.

However, in light of the Commission’s comment, Mizuho will supplement its disclosure in future filings, to the extent the filings continue to include “prime capital” information, to state how Mizuho’s management believes that the presentation of prime capital provides useful information to investors regarding the registrant’s financial condition because it represents a subset of Tier 1 capital that excludes capital items with relatively weaker loss absorption capabilities, namely preferred stock (other than preferred stock that is mandatorily convertible before the end of the transition period related to Basel III) and preferred securities, and thus provides a more useful measure of the adequacy of Mizuho’s capital.

Item 7. Major Shareholders and Related party Transactions, page 127

Related Party Transactions, page 129

15.	Please confirm, if accurate, and revise your future filings to disclose that your loans to related parties “were made in the ordinary course of business” and “were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions.” Refer to Instruction 7.B.2 of Form 20-F.

Response

Mizuho confirms that its loans to related parties as of March 31, 2011 were made in the ordinary course of business and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions. Pursuant to the Commission’s comment, Mizuho will add disclosure in future filings as follows so that the wording is consistent with Instruction 2 of Item 7.B of Form 20-F. In its future filings, Mizuho will replace the second sentence of the first paragraph of “Item 7.B. Related Party Transactions” with the following, as then applicable:

“Although, for the fiscal year ended March 31, 20xx, such transactions included, but were not limited to, call money, loans, deposits, guarantees and foreign exchange transactions, those transactions were immaterial and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.”

Mizuho will also replace the third paragraph of “Item 7.B. Related Party Transactions” with the following, as then applicable:

“During the fiscal year ended March 31, 20xx, no loans were made to our directors or executive officers or corporate auditors other than loans in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and involving no more than the normal risk of collectability or presenting other unfavorable features.”

Ms. Suzanne Hayes

Assistant Director

October 27, 2011

Item 11. Quantitative and Qualitative Disclosures about Market Risk, page 153

Value-at Risk, page 161

16.	We note on page 162 that trading losses/profits incurred on a single day exceeded your 99% one-day VaR on one occasion during each 2011 and 2009. We also note that trading losses/profits incurred on a single day did not exceed your 99% one-day VaR during 2010.

•

Please revise your future filings to clarify that at the 99% confidence level, you would statistically expect your one-day trading losses and profits to exceed your VaR between three and four days per year.

Response

Mizuho conducts its backtesting and assesses the number of cases where profits/losses exceeds VaR based on a 250 business day year. The expected average number of instances where one-day trading profits and losses exceeded VaR at the 99% confidence level is five, and Mizuho will clarify such fact in its future filings.

•

Given that your trading losses and profits exceeded your one-day VaR on only one occasion in each 2011 and 2009 and no occasions in 2010, please tell us why you believe the number of exceptions for the last three years has been consistently lower than the number of exceptions statistically expected for VaR that is calculated at the 99% confidence level.

Ms. Suzanne Hayes

Assistant Director

October 27, 2011

Response

Mizuho manages its trading positions flexibly on a daily basis. Furthermore, the actual number of occasions of profits and losses exceeding one-day VaR is subject to change based on the probabilities involved and there is an appreciable statistical possibility of such number of profits or losses being zero or one. The “green zone” for losses as set forth by the Basel Committee on Banking Supervision in its report dated June 2006 titled “International Convergence of Capital Measurement and Capital Standards” is between zero and four. As this report demonstrates, according to Mizuho, it is common practice to view zero to four as an appropriate number of cases, and Mizuho does not believe that the small number of actual cases is reflective of any problems in its VaR methodology. Furthermore, Mizuho notes that in the six-month period ended September 30, 2011, there was one further case of losses exceeding VaR, giving additional comfort over the accuracy of Mizuho’s VaR methodology.

•	Explain to us how you determined your VaR model is still statistically appropriate in light of so few exceptions for the three years presented here.

Response

As set forth in the above paragraphs, Mizuho does not believe that the number of cases exceeding one-day VaR is reflective of any particular problems with Mizuho’s VaR model.

•

Address any changes you made to your VaR methodology or assumptions during the last three years, particularly highlighting any changes made because your trading loss and profit exceptions were less than statistically expected.

Response

Mizuho has not made any changes to its VaR methodology or assumptions during the last three years.

Selected Statistical Data, page A-1

III — Loan Portfolio, page A-7

17.	In a response letter dated September 9, 2010, you indicated that in cases where management has serious doubts as to the ability of borrowers to comply with the present loan repayment terms based on known information about possible credit problems, such borrowers are categorized as “special attention,” “intensive control,” “substantially bankrupt” or “bankrupt.” In future filings, please positively state, if true, that you do not have loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated within these categories.

Ms. Suzanne Hayes

Assistant Director

October 27, 2011

Response

Pursuant to the Commission’s comment, Mizuho will include, to the extent then applicable, disclosure substantially in the following form in future filings:

“The MHFG Group does not have loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated as impaired loans.”

Financial Statements and Notes

Note 1 — Basis of presentation and summary of significant accounting policies, page F-12

Repurchase and resale agreements, securities lending and borrowing and other secured financing transactions, page F-13

18.	We note your policy on page F-13 regarding repurchase and resale agreements, securities lending and borrowing and other secured financing transactions. We also note your prior correspondence letter with the staff dated April 9, 2010 where you indicated that one of your consolidated subsidiaries accounted for repo to maturity transactions as sales, but otherwise these types of transactions are accounted for as secured borrowings. In order to increase the transparency of this disclosure, in future filings, please revise to clearly state and quantify the circumstances where these types of transactions are accounted for as sales.

Response

As set forth in the response letter dated April 9, 2010, one of Mizuho’s subsidiaries accounts for repo to maturity transactions as sales. The balance of such transactions accounted for as sales as of March 31, 2011 was approximately 0.4% of total assets, and the effect of such accounting on its leverage ratio (defined as the ratio of total assets to equity) was a decrease from 40.3 to 40.1. Due to the immateriality of the amounts in question, Mizuho has not been providing quantitative information in its disclosure and respectfully does not anticipate doing so in future filings unless the amount increases significantly.

Ms. Suzanne Hayes

Assistant Director

October 27, 2011

Loans, page F-15

19.	Please revise your future filings to address the following regarding impaired loan status, nonaccrual status, and delinquency of loans by class of loan:

•

Expand your disclosures here for determining past due or delinquency status as well as your policies for classifying loans as impaired and nonaccrual to more clearly identify the triggers used for such classifications by class of receivable. We note that in certain cases, the policies disclosed are summarized, and it is unclear how the policy applies to each of your classes. Refer to ASC 310-10-50-6.

Response

According to Mizuho, it categorizes obligors into those that are subject to credit ratings (consisting mostly of obligors classified as other than “individuals”) or those that are subject to pool allocations (consisting mostly of obligors classified as “individuals”) under its internal rating system. There are no differences between such categorizations in the triggers used for classifying loans as impaired, nonaccrual or delinquent.

In light of the Commission’s comments, Mizuho will include, to the extent then applicable, disclosure in its future filings to clarify that (i) impaired loans include loans past due for 90 days or more and (ii) all of Mizuho’s impaired loans are designated as nonaccrual loans.

•	To the extent time-based triggers are used for certain classes of receivables, disclose the number of days past due when you classify them as delinquent, impaired, or nonaccrual.

Response

The time-based trigger used in classifying loans as impaired and nonaccrual is 90 days past due or delinquent, and this trigger is the same for all classes of financing receivables.

•

We note your statement on page A-10 that all of your impaired loans are designated as nonaccrual. You also disclose elsewhere in your filing that all of your troubled debt restructurings are classified as impaired loans and that all of your loans that are 90 days or more past due are classified as nonaccrual. Please revise page F-15 to better clarify the interaction between your restructured, past due, nonaccrual, and impaired loan classifications. Clearly identify how you determine loans that are not past due or restructured that should be classified as impaired and nonaccrual, and discuss the extent to which these triggers vary by loan class.

Ms. Suzanne Hayes

Assistant Director

October 27, 2011

Response

In light of the Commission’s comment, Mizuho will revise disclosure in future filings as follows. Mizuho will add the following sentence at the end of the third-to-last paragraph on page F-15:

“Impaired loans include loans past due for 90 days or more and restructured loans that meet the definition of troubled debt restructuring in accordance with ASC 310 “Receivables”.”

Mizuho will replace the first two sentences in the second-to-last paragraph on page F-15 with the following sentence:

“All of the Group’s impaired loans are designated as nonaccrual loans and thus interest accrual and amortization of net origination fees are suspended and the capitalized interest is written off.”

Occasions in which Mizuho determines loans to be impaired and designates them as nonaccrual when the loan is neither past due nor restructured include cases in which the obligors are downgraded to intensive control, substantially bankrupt or bankrupt, as defined in Note 6 of the Form 20-F. Such downgrades are triggered when Mizuho evaluates the obligor to be in a capital deficit having taken into account existing significant adverse events and contingencies.

20.	You disclose on page 86 that you endeavor to remove impaired loans from your balance sheet within three years of them being categorized as impaired through methods such as collection, charge-offs, disposal and improving the borrowers’ credit rating through restructuring efforts. Please revise Note 1 to clearly disclose your charge-off policies by loan class, including the triggers for charging a loan off. Refer to ASC 310-10-50- 11B(b). Discuss the extent to which you record partial charge-offs and provide the quantification of partially charged-off loans pursuant to paragraph ASC 310-10-50-16.

Response

As in Mizuho’s past Form 20-F filings, the Form 20-F discloses, pursuant to US GAAP requirements, its charge-off policy on page F-16 as follows:

“Loan principal which management judges to be uncollectible, based on detailed loan reviews and a credit quality assessment, is charged off against the allowance for loan losses.”

In light of the Commission’s comment, Mizuho will include, to the extent then applicable, disclosure substantially in the following form in future filings:

“In general, the MHFG Group charges off loans when it determines the debtor as substantially bankrupt or bankrupt. See Note 6 for definitions relating to obligor categories. The Group charges off the entire balance after deducting amounts anticipated to be recoverable from the sale of collateral held against the claims and from guarantors of the claims. This policy is applied to all class of financing receivables.”

Ms. Suzanne Hayes

Assistant Director

October 27, 2011

It is Mizuho’s understanding that ASC310-10-50-16 does not mandatorily require separate disclosure of the amount of partially charged-off loans. Because the information disclosed in accordance with ASC310-10-55-10 in the table on page F-39 of the Form 20-F under the columns “Recorded investment” and “Unpaid principal balance” effectively discloses to the reader the partially charged-off amount, Mizuho respectfully does not believe that a revision to the Form 20-F is necessary. However, in light of the Commission’s comment, in future filings, Mizuho will disclose the amount of partially charged-off loans.

Allowance and provision (credit) for loan losses, page F-16

21.	We note in determining the formula allowance you rely on a statistical analysis that incorporates loss rates based on its historical loss experience and third party data. Please expand your accounting policy in future filings to discuss the type of third party data that you use in your formula allowance and how often such data is updated. Please also revise future filings to specify how many years of historical losses (i.e. charge-offs) you analyze when determining your allowance amount.

Response

Pursuant to the Commission’s comment, Mizuho will include, to the extent then applicable, disclosure substantially in the following form in future filings:

“The type of third party data that the Group uses in its formula allowance is the number of corporate default cases, and this data is updated once a year.

In determining the allowance amount, the Group analyzes:

1)	the probability of default:

a)	through the most recently available data for the past six years, in the case of normal obligors; and

b)	through the most recently available data since April 2002, which is when MHBK and MHCB were newly formed through corporate splits of the Group’s three predecessor banks, in the case of watch obligors; and

2)	loss given default through the most recently available data for the past six years.”

22.	We note on page F-41 that you classified loans into three portfolio segments: Corporate, Retail, and Other. Tell us where you provided the disclosure requirements pursuant to ASC 310-10-50-11B(a)(2) as it relates to the risk characteristics of each of your portfolio segments. Please revise to more clearly discuss the types of loans originated within each portfolio segment.

Ms. Suzanne Hayes

Assistant Director

October 27, 2011

Response

Pursuant to ASC 310-10-50-11B(a)(2), Mizuho intended to provide the disclosure of risk characteristics of each portfolio segment in the final paragraph of page F-40 in the Form 20-F. In light of the Commission’s comment, Mizuho will include, to the extent then applicable, disclosure substantially in the following form in future filings to clarify the risk characteristics of portfolio segments:

“The corporate portfolio segment consists of loans originated by MHBK, MHCB, and MHTB, and includes mainly business loans, such as loans used for working capital and capital expenditure as well as loans for which the primary source of repayment of the obligation is income generated by the relevant assets such as project finance, asset finance, and real estate finance.

The retail portfolio segment consists mainly of residential mortgage loans, originated by MHBK.

The other segment consists of loans of subsidiaries other than MHBK, MHCB, and MHTB, and includes mainly loans of consolidated VIEs and overseas subsidiaries.”

As to the “impaired loans” portfolio segment in Mizuho’s current disclosure in the table on page F-41, the figures in the column consist of the impaired loans of MHBK, MHCB and MHTB. However, in future filings, to enhance the clarity of the disclosure of portfolio segments, Mizuho will disaggregate the impaired loan figures into the corporate portfolio segment and the retail portfolio segment.

Note 3 — Business Combination, page F-27

23.	We note you recognized a bargain gain of ¥106.3 billion as of March 31, 2010 as result of your acquisition of Shinko. You disclose here that the fair value of the shares of MHSC you transferred was determined on the basis of the opening market price of Shinko’s common shares on the date of acquisition. When determining the value of consideration in a business combination, the fair value of the equity interests transferred is generally used. Please explain to us how you determined that the market share price of Shinko (i.e., acquiree) equity interests was more reliably measurable than the market share price of MHSC (i.e., acquirer) when determining the consideration value. Refer to ASC 805-30-30-7. Tell us whether the shares of MHSC were publicly traded prior to the merger. If so, tell us the amount of the difference between computing the consideration based on the shares of MHSC versus the shares of Shinko.

Response

MHSC was a private company prior to the merger whose shares were not publicly traded. As such, Mizuho determined that the market share price of Shinko, which was listed on the Tokyo Stock Exchange, was more reliably measurable for determining the consideration value.

Ms. Suzanne Hayes

Assistant Director

October 27, 2011

Note 6 — Loans, page F-35

Credit quality information, page F-36

24.	Please expand your table on page F-37 to also include the credit quality information for all loans (including impaired loans) based on your internal rating system, or tell us why you believe it is appropriate to exclude your impaired loans from this disclosure. Refer to ASC 310-10-50-29(b) and ASC 310-10-55-8.

Response

As pointed out in the Commission’s comment, impaired loans (or loans to special attention obligor or below) are excluded from the tabular presentation on page F-37. Meanwhile, the details of impaired loans are presented in the table on page F-39, and Mizuho considered it acceptable to separate the disclosure regarding non-impaired loan and impaired loans based on its internal rating system. In future filings, Mizuho will add a column for impaired loans as a class of financing receivables to the table shown in F-37 so as to present all credit quality information for all loans and enhance clarity.

Note 7. Allowance for loan losses, page F-40

25.	Please revise your footnote as well as your MD&A to discuss the reasons for the reserve release of ¥60,120 for Corporate loans as reported in your table on page F-41.

Response

As disclosed in the final paragraph of page F-41 and on page 54 (in the paragraph titled “Provision (credit) for loan losses”) of the Form 20-F, the reserve release of ¥60,120 million for corporate loans was based on the upgrades in the obligor categories of various borrowers as further described in this letter in Mizuho’s response to comment 7. As mentioned in this response, Mizuho respectfully believes that the disclosures on page F-41 and page 54, together with the background information provided in other parts of the Form 20-F, provide sufficient disclosure to readers without the revisions suggested in comment 25.

26.	It appears that you combined the information required in ASC 310-10-50-11B(c) and 310-10-50-11B(g) in the tabular presentation on page F-41. In future filings, please disaggregate this information into separate tabular presentations. In other words, please present the rollforward of the allowance for loan loss by portfolio segment separately from the allowance for loan loss by impairment method.

Ms. Suzanne Hayes

Assistant Director

October 27, 2011

Response

Mizuho prepared the tabular presentation on page F-41 by referring to the example shown in ASC310-10-55-7 and combined the information on the rollforward of the allowance for loan losses by portfolio segment and the allowance for loan losses by impairment method into a single table. In light of the Commission’s comment, in future filings, Mizuho will separately disclose the information on the rollforward of the allowance for loan losses by portfolio segment and the allowance for loan losses by impairment method in separate tables.

Mizuho also notes that, as mentioned in this letter in Mizuho’s response to comment 22, in future filings, to enhance the clarity of the disclosure of portfolio segments, Mizuho will disaggregate the impaired loans figures of MHBK, MHCB and MHTB, which are currently included in the “impaired loans” column, into the corporate portfolio segment and the retail portfolio segment.

27.	On page F-41 the total of impaired loans is ¥1,550,116 as of March 31, 2011. However, total impaired loans as presented on page F-39 is ¥1,567,086 as of March 31, 2011. Please revise your future filings to explain the inconsistency.

Response

The amount of ¥1,567,086 million in the table on page F-39 represents the domestic unpaid principal balance of impaired loans while the amount of ¥1,550,116 million in the table on page F-41 represents the amount of recorded investment for both domestic and foreign. Thus, the two figures are not directly comparable. The figure on page F-39 that is more closely comparable to the ¥1,550,116 million on page F-41 is the ¥1,322,569 million figure at the bottom left of the table which represents the amount of recorded investment of impaired loans of both domestic and foreign. According to Mizuho, the principal reasons for the difference between the ¥1,550,116 million and the ¥1,322,569 million are as follows:

1. As described in footnote (3) on page F-41, the portfolio segments of Mizuho’s subsidiaries other than MHBK, MHCB and MHTB are not identical to those used by MHBK, MHCB and MHTB, and thus the impaired loans of subsidiaries other than MHBK, MHCB and MHTB which total ¥31,234 million are not included in the ¥1,550,116 million amount but is instead included within the ¥3,094,170 million under the “Other” column. In contrast, the figures on page F-39 are on a consolidated basis and thus include impaired loans for all of Mizuho’s subsidiaries.

2. The “corporate,” “retail” and “impaired loans” portfolio segments on page F-41 are comprise only loans booked by MHBK, MHCB and MHTB, each on a standalone basis. As a result, impaired loans that are booked by these three bank subsidiaries that are guaranteed by other subsidiaries of Mizuho, which total ¥94,817 million, are deemed normal loans based on the credit support provided by the guarantor subsidiary and do not appear in the “impaired loans” column on page F-41. In contrast, the figures on page F-39 are on a consolidated basis, and thus these guaranteed loans are included as impaired loans.

Ms. Suzanne Hayes

Assistant Director

October 27, 2011

3. On page F-41 in response to the Commission’s comments, in the third-to-last and second-to-last lines of the table, charge-off amounts have been deducted from the “other” column instead of from the “impaired loans” column as they should have been. Thus, the figures ¥1,550,116 and ¥1,139,475 in the “impaired loans” column should instead be ¥1,177,849 and ¥767,208, respectively, and the figures ¥3,094,170 and ¥51,421 in the “other” column should instead be ¥3,466,437 and ¥423,688, respectively. Mizuho has considered the guidance in SAB Topic 1M.1 Assessing Materiality and has considered this from both a quantitative and qualitative aspect and concluded that it would not be viewed by a reasonable investor or other user of the financial statements as having altered the total mix of information available. In future filings, Mizuho will correct this presentation and will also disaggregate the three banking subsidiaries’ impaired loans into the corporate portfolio segment and the retail portfolio segment to enhance the clarity of the disclosure of portfolio segments as mentioned in the response to comment 22.

Note 25 — Commitments and contingencies page F-75

Legal Proceedings, page F-79

28.	You disclose here that you are involved in various legal proceedings in the ordinary course of business. ASC 450-20 requires you to establish accruals for litigation and other contingencies when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. When a loss is not both probable and estimable, an accrual is not recorded, but disclosure of the contingency is required to be made when there is at least a reasonable possibility that a loss or an additional loss has been incurred. The disclosure should indicate the nature of the contingency, including the claims made, and give an estimate of the possible loss or range of loss or state that such an estimate cannot be made.

•

Please clarify in future filings if you believe your unresolved legal proceedings, individually and in aggregate, will likely have a material impact to the company’s financial position, cash flows, or results of operations.

•	If so, please tell us how you determined that you met the disclosure requirements of ASC 450-20, particularly the range of reasonably possible losses in excess of the amounts accrued.

Response

According to Mizuho, in the fiscal year ended March 31, 2011, there were no unresolved legal proceedings, individually and in aggregate, that were likely to have a significant impact on its financial position, cash flows or results of operations.

In future filings, to the extent there are unresolved legal proceedings that are likely to have a significant impact on Mizuho’s financial position, cash flows or results of operations, Mizuho will disclose the claims made and give an estimate of the possible loss or range of loss or state that such an estimate cannot be made in accordance with ASC 450-20.

Ms. Suzanne Hayes

Assistant Director

October 27, 2011

Note 27 — Variable Interest entities and securitizations, page F-80 Investments in securitization products, page F-82

29.	We note that you invest in, among other things, various types of CDO/CLO, synthetic CDO/CLO and repackaged instruments, CMBS and RMBS arranged by third parties for the purpose of generating current income or capital appreciation, which all utilize entities that are deemed to be VIEs. We also note that since you are only an investor in these VIEs, you do not ordinarily have the power to direct the VIEs’ activities that most significantly impact the VIEs’ economic performance. However, you do consolidate some VIEs “mostly” where the transactions were tailored by the third party arrangers to meet your needs as a main investor, who is eventually deemed to have the power to determine which assets to be held in the VIEs. Based from your disclosure, it appears that you may consolidate these VIEs other than based on your power to direct significant activities within the VIE. Please revise your filing, if true, to explicitly state that these VIEs are consolidated where you have the power to determine which assets should be held in the VIEs. If not, please explain to us your accounting analysis to support consolidation of these entities.

Response

According to Mizuho, the VIEs were consolidated based on the criteria under ASC810 because Mizuho has the “power” to determine which assets should be held in the VIEs, and there are no consolidated VIEs other than those for which Mizuho has such power. Mizuho used the word “mostly” on page F-82 in the context of providing to readers a concrete example of circumstances that led to the consolidation of VIEs. Similarly, the word “some” in the same sentence was used only to give an indication of the number of such VIEs. However, in light of the ambiguity of such wording, and based upon Mizuho’s confirmation that all of the consolidated VIEs as of March 31, 2011 involved cases in which the transactions were tailored by the third party arrangers to meet Mizuho’s investment needs, Mizuho will remove the words “mostly” and “some” in future filings.

Ms. Suzanne Hayes

Assistant Director

October 27, 2011

Note 29 — Fair Value, page F-84

Investments, page F-86

30.	You disclose here that Japanese securitization products such as RMBS CMBS, CDO, ABS, and CLO are generally measured at quoted prices from broker-dealers. You also state that the quoted prices may be adjusted if they are not verified by the internal valuation process. Please consider explaining the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

•	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

•	How and why, you adjust quotes or prices you obtained from brokers and pricing services;

•	How you determined that the adjustments were warranted in the absence of verification based on the internal valuation process

•

The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations; and

•	Whether the broker quotes are binding or non-binding.

Response

According to Mizuho, it primarily utilizes single non-binding broker quotes for each Japanese securitization product due to the general lack of available quotes from brokers other than the relevant arranger, and verifies each quote through its internal valuation process. Mizuho’s statement in the Form 20-F that the quoted prices may be adjusted if they are not verified by the internal valuation process is intended to describe the fact that it may make an adjustment if the quoted price is found to be invalid as a result of the verification based on the internal valuation process and is not intended to imply any absence of verification. As a large portion of the Japanese securitization products are traded infrequently in the markets, broker-dealers are assumed to use unobservable inputs and/or proprietary models in making their valuation judgments and determinations for most of their quotes. In the rare case where Mizuho finds the quoted prices to be invalid through its internal valuation process, it would adjust the prices to incorporate its estimates of key inputs.

The validation process of such prices varies depending on the nature and type of the product in question. For the majority of RMBS, CDO, ABS and CLO products, broker quotes are validated by investigating significant unusual monthly valuation fluctuations and comparing to prices internally computed through the discounted cash flow models using assumptions and parameters offered by brokers such as cash flows of underlying assets, yield curve, prepayment speed and credit spread.

Ms. Suzanne Hayes

Assistant Director

October 27, 2011

For the majority of CMBS, Mizuho validates broker quotes through a review process that includes investigation of significant unusual monthly valuation fluctuations and/or a review of underlying assets with significant differences between the valuations of Mizuho and the broker-dealers being identified. In cases where such fluctuations or differences are significant, Mizuho makes inquiries with relevant broker-dealers for their explanation as to the reason for the fluctuations and differences. If Mizuho deems their explanation to be unreasonable, Mizuho will internally calculate the prices based on a discounted cash flow model by using key inputs such as the value of the underlying assets obtained from another real estate appraiser for comparison with the original broker-dealer’s prices.

In light of the Commission’s comments and based on the above facts, Mizuho will clarify the disclosure regarding its internal valuation process by replacing the existing disclosure with language substantially as follows:

“The fair value of Japanese securitization products such as RMBS, CMBS, CDO, ABS, and CLO is generally based upon single non-binding quoted prices from broker-dealers. Such quotes are validated through the Group’s internal process. In the rare case where the Group finds the quoted prices to be invalid through its internal valuation process, it adjusts the prices to incorporate the Group’s estimates of key inputs. The validation of such prices varies depending on the nature and type of the products. For the majority of RMBS, CDO, ABS and CLO products, broker quotes are validated by investigating significant unusual monthly valuation fluctuations and comparing to prices internally computed through discounted cash flow models using assumptions and parameters offered by brokers such as cash flows of underlying assets, yield curve, prepayment speed and credit spread. For the majority of CMBS, the MHFG Group validates broker quotes through a review process that includes investigation of significant unusual monthly valuation fluctuations and/or a review of underlying assets with significant differences between the valuations of the Group and the broker-dealers being identified.”

Ms. Suzanne Hayes

Assistant Director

October 27, 2011

Loans, page F-94

31.	You disclose here that the fair value of performing loans is estimated based on discounted cash flows using interest rates approximating your current rates on similar loans, adjusting for “inherent credit risk”. You also disclose that you believe the carrying amounts of impaired loans, net of allowance for loan losses, approximate the fair values since allowance for loan losses for impaired loans is estimated based on the individual basis to reflect the value of uncollectible accounts. From your disclosures it appears you are using the incurred loss model for estimating losses on your loans rather than incorporating the additional incremental losses that would be reflected under the expected loss model which is the basis for fair value. In future filings, revise your presentation as necessary and confirm in your disclosure that the amounts presented incorporate your estimates of expected future losses on loans within the portfolio.

Response

According to Mizuho, the fair value of performing loans is estimated based on discounted cash flows using discount rates that reflect current credit spreads applicable to loans to borrowers with the same internal credit rating as of the relevant balance sheet date. The fair value of impaired loans is determined based on either discounted cash flows or the fair value of the underlying collateral (for impaired loans that are collateral dependent).

Due to the lack of observable market information, the cash flow estimates are based on Mizuho’s own estimates of future cash flows that incorporate expected future losses based on the probability of default and loss given default derived from Mizuho’s own credit loss experience. Given the prolonged low interest environment, particularly in Japan, and the limited periods over which future cash flows of those impaired loans are projected, Mizuho does not believes that their fair values materially differs from their carrying amounts, net of related allowance. In light of the Commission’s comment and the foregoing, Mizuho will revise the presentation in future filings substantially as follows:

“Performing loans have been fair valued as groups of similar loans based on the type of loan, credit quality, prepayment assumptions and remaining maturity. The fair value of performing loans is determined based on discounted cash flows using interest rates approximating the MHFG Group’s current rates for similar loans. The fair value of impaired loans is determined based on either discounted cash flows incorporating the Group’s best estimate of the expected future cash flows or the fair value of the underlying collateral, if impaired loans are collateral dependent.”

Ms. Suzanne Hayes

Assistant Director

October 27, 2011

Exhibits 12.1 & 12.2

32.	We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response

Mizuho will revise the identification of the certifying individual at the beginning of each certification in future filings so as not to include the individual’s title.

* * *

In connection with responding to the comments of the Staff, Mizuho acknowledges that:

•	Mizuho is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Mizuho may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can be of any assistance to you in connection with your review of the responses above, please do not hesitate to contact, by fax (+81-3-5562-6202) or by email, the undersigned (tsaito@stblaw.com).

Very truly yours,

/s/ Takahiro Saito
Takahiro Saito

cc:	Mizuho Financial Group, Inc.

Mr. Yasuhiro Sato